

January 10, 2012

<u>Via E-Mail</u>
Linda M. Powers
Presidents and Chief Executive Officer
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, Maryland 20814

      Re: Northwest Biotherapeutics, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed December 16, 2011
             File No. 000-33393

Dear Ms. Powers:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Jeffrey Riedler

                              Jeffrey Riedler
                              Assistant Director